Exhibit 21 — Subsidiaries of the Company, Jurisdiction of Incorporation, and Percentage of Ownership

1.	United Shareholder Services, Inc. – incorporated in Texas and wholly owned by the Company

2.	U.S. Global Investors (Bermuda) Ltd., incorporated in Bermuda and wholly owned by the Company

3.	U.S. Global Investors (Guernsey) Limited – incorporated in Guernsey, Channel Islands and wholly owned by the Company

4.	U.S. Global Brokerage, Inc. – incorporated in Texas and wholly owned by the Company

1